Tidal Trust II

234 West Florida Street, Suite 700

Milwaukee, WI 53204

October 14, 2026

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission (the “Commission”)

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re: Tidal Trust II (the “Trust”)

File Nos. 333-264478, 811-23793

Request for Withdrawal of Post-Effective Amendment to the Trust’s Registration Statement on Form N-1A

Dear Madam or Sir:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests the withdrawal of Post-Effective Amendment No. 540 (the “Amendment”) to the Trust’s Registration Statement Filed on Form N-1A, which was filed with the Securities and Exchange Commission (Accession No. 0001999371-26-003997) on February 24, 2026, for the purpose of registering shares of the YieldMax® TLT Option Income Strategy ETF, YieldMax® KWEB Option Income Strategy ETF, YieldMax® Short Innovation Option Income Strategy ETF and YieldMax® Short AAPL Option Income Strategy ETF (the “Funds”) as four new series of the Trust.

The withdrawal of the Amendment relates solely to the Funds. This request does not apply to any other new series set forth in the Amendment.

No securities for the Funds were sold in connection with the Amendment. The Trust has determined not to proceed with the offering of the Funds at this time.

If you have any questions or require further information, please contact Katherine Mason at (262) 274-7513 or kmason@tidalfg.com.

Sincerely,

/s/ Katherine Mason

Katherine Mason

Senior Counsel I

Tidal Investments LLC, on behalf of Tidal Trust II